UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ESPERION THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29664W105

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664W105
1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 975,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 975,000

9	Aggregate amount beneficially owned by each reporting person. 975,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 3.6%*
12	Type of reporting person OO

*

Based on 27,327,409 shares of common stock reported to be outstanding as of November 1, 2019 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 29664W105
1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 975,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 975,000

9	Aggregate amount beneficially owned by each reporting person. 975,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 3.6%*
12	Type of reporting person CO

*

Based on 27,327,409 shares of common stock reported to be outstanding as of November 1, 2019 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 29664W105
1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%
12	Type of reporting person CO

CUSIP No. 29664W105
1	Name of reporting persons. Tuesday Thirteen Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 100
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 100

9	Aggregate amount beneficially owned by each reporting person. 100
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%*
12	Type of reporting person CO

*

Based on 27,327,409 shares of common stock reported to be outstanding as of November 1, 2019 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 29664W105
1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 975,100
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 975,100

9	Aggregate amount beneficially owned by each reporting person. 975,100
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 3.6%*
12	Type of reporting person IN

*

Based on 27,327,409 shares of common stock reported to be outstanding as of November 1, 2019 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13G initially filed on March 23, 2017 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Braslyn Ltd. (“Braslyn”), MVA Investors, LLC and Joe Lewis, as amended by Amendment No. 1 filed on February 14, 2018 and Amendment No. 2 filed on February 14, 2019. Amendment No. 2 was an original filing for Tuesday Thirteen, Inc. (“Tuesday Thirteen,” together with Boxer Capital, Boxer Management, Joe Lewis and Braslyn, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, as amended.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons may be deemed to beneficially own 975,100 shares of Common Stock in the aggregate.

(b)	Percent of class:

The shares of Common Stock beneficially owned by the Reporting Persons in the aggregate represent 3.6%* of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has the sole power to vote or to direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared power to vote or to direct the vote of the 975,000 shares of Common Stock they beneficially own. Tuesday Thirteen has shared power to vote or to direct the vote of the 100 shares of Common Stock it beneficially owns. Joe Lewis has shared power to vote or to direct the vote of the 975,100 shares of Common Stock he beneficially owns.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has the sole power to dispose or to direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared power to dispose or to direct the disposition of the 975,000 shares of Common Stock they beneficially own. Tuesday Thirteen has shared power to dispose or to direct the disposition of the 100 shares of Common Stock it beneficially owns. Joe Lewis has shared power to dispose or to direct the disposition of the 975,100 shares of Common Stock he beneficially owns.

*

All percentages are based on 27,327,409 shares of Common Stock reported to be outstanding as of November 1, 2019 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

With respect to each Reporting Person:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☒.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement among the Reporting Persons dated February 14, 2019, incorporated herein by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 14, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

BRASLYN LTD.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

TUESDAY THIRTEEN INC.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually